HECO Exhibit 12.2 (page 1 of 2)

Hawaiian Electric Company, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Six months ended June 30	2003	2002

(dollars in thousands)

Fixed charges
Total interest charges	$22,550	$22,193
Interest component of rentals	430	313
Pretax preferred stock dividend requirements of subsidiaries	712	718
Preferred securities distributions of trust subsidiaries	3,838	3,838

Total fixed charges	$27,530	$27,062

Earnings
Income before preferred stock dividends of HECO	36,752	$44,749
Income taxes (see note below)	22,828	27,977
Fixed charges, as shown	27,530	27,062
AFUDC for borrowed funds	(889)	(843)

Earnings available for fixed charges	$86,221	$98,945

Ratio of earnings to fixed charges	3.13	3.66

Note:
Income taxes is comprised of the following
Income tax expense relating to operating income from regulated activities	$22,891	$27,823
Income tax expense (benefit) relating to results from nonregulated activities	(63)	154

	$22,828	$27,977

HECO Exhibit 12.2 (page 2 of 2)

Hawaiian Electric Company, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(continued)

Years ended December 31	2002	2001	2000	1999	1998
(dollars in thousands)

Fixed charges
Total interest charges	$44,232	$47,056	$49,062	$48,461	$47,921
Interest component of rentals	663	728	696	784	730
Pretax preferred stock dividend requirements of subsidiaries	1,434	1,433	1,438	1,479	4,081
Preferred securities distributions of trust subsidiaries	7,675	7,675	7,675	7,665	4,197

Total fixed charges	$54,004	$56,892	$58,871	$58,389	$56,929

Earnings
Income before preferred stock dividends of HECO	$91,285	$89,380	$88,366	$76,400	$84,230
Fixed charges, as shown	54,004	56,892	58,871	58,389	56,929
Income taxes (see note below)	56,658	55,416	55,375	48,047	54,572
Allowance for borrowed funds used during construction	(1,855)	(2,258)	(2,922)	(2,576)	(5,915)

Earnings available for fixed charges	$200,092	$199,430	$199,690	$180,260	$189,816

Ratio of earnings to fixed charges	3.71	3.51	3.39	3.09	3.33

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$56,729	$55,434	$55,213	$48,281	$54,719
Income tax expense (benefit) relating to results from nonregulated activities	(71)	(18)	162	(234)	(147)

	$56,658	$55,416	$55,375	$48,047	$54,572